UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2020

Commission file number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       [X]                                           Form 40-F       [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  [  ]                                            No                   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SAP SE

FORM 6-K

On February 19, 2020, SAP SE, (“SAP”), issued a press release (the “Press Release”) announcing that the Executive Board and the Supervisory Board of SAP SE recommend that shareholders approve a dividend of €1.58 per share for the fiscal year 2019 at the Annual General Meeting of Shareholders. Further, the Supervisory Board approved the Executive Board’s decision to use the entire €1.5 billion of enhanced capital return for 2020 exclusively to buy back shares. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated February 19, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

By:	/s/ Julia Zicke
	Name:	Dr. Julia Zicke
	Title:	Head of Corporate External Reporting

Date: February 20, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated February 19, 2020